SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

Dionex Corporation
(Name of Subject Company)
Dionex Corporation
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
254546104
(CUSIP Number of Class of Securities)

Dr. Frank Witney
President and Chief Executive Officer
Dionex Corporation
1228 Titan Way
Sunnyvale, California 94085
(408) 737-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Jodie M. Bourdet
Jennifer Fonner DiNucci
Cooley LLP
101 California Street, Fifth Floor
San Francisco, CA 94111
(415) 693-2054
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2010 (as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Dionex Corporation, a Delaware corporation (“Dionex”), relating to the tender offer by Weston D Merger Co., a Delaware corporation and a wholly-owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), disclosed in a Tender Offer Statement on Schedule TO, dated December 20, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a price of $118.50 per share, net to the holder thereof in cash without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time and together with the Offer to Purchase, the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2010. All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein. This Amendment No. 1 is being filed in connection with Dionex’s entering into a proposed settlement agreement regarding the settlement of a purported class action lawsuit (see “Item 8, Additional Information — Litigation Related to the Offer” below).
Item 4. The Solicitation or Recommendation.
     Item 4, The Solicitation or Recommendation, paragraph (b) “Background and Reasons for the Recommendation” is amended as follows:
     1. Insert the following paragraphs after the second paragraph under “Background of the Offer” on page 8:
     On March 14, 2008, Marijn E. Dekkers, who was then the Chief Executive Officer of Thermo Fisher, had a telephone conversation with Lukas Braunschweiler, who was then the Chief Executive Officer of Dionex and a member of the Dionex Board, in which Mr. Dekkers conveyed Thermo Fisher’s interest in acquiring Dionex. On March 20, 2008, Mr. Dekkers delivered to Dr. Braunschweiler a letter indicating that Thermo Fisher was preliminarily interested in acquiring all outstanding shares of Dionex’s common stock for $90.00 per share in cash (the “2008 Proposed Transaction”). Dr. Braunschweiler indicated that he would consider the matter and discuss it with the Dionex Board.
     On March 31, 2008, the Dionex Board held a meeting in which all members of the Dionex Board, representatives of Goldman, Sachs & Co. (“Goldman Sachs”), Dionex’s financial advisor, and representatives of Cooley LLP, Dionex’s outside counsel (“Cooley”), participated, to review and discuss the letter received from Thermo Fisher. A representative of Cooley provided an overview of the fiduciary duties owed by the Dionex Board in connection with its evaluation of the 2008 Proposed Transaction and any potential sale of Dionex. Representatives of Goldman Sachs provided a comparison of (a) the price being proposed by Thermo Fisher as compared with Dionex’s common stock trading prices over the past year, (b) various financial analyses relating to the 2008 Proposed Transaction, and (c) a review of Dionex’s structural defenses to hostile acquisitions and deadlines for submission of stockholder proposals and director nominations. Dionex’s Board then engaged in a full discussion of the possible steps to be taken by the Dionex Board and management with respect to their evaluation of the 2008 Proposed Transaction. After a full discussion of the risks and merits of the offer and various alternatives to the proposal, the Dionex Board determined that it would not proceed with the 2008 Proposed Transaction. Later that day, Dr. Braunschweiler conveyed the Dionex Board’s determination to Mr. Dekkers by telephone.

     On March 12, 2009, Mr. Dekkers delivered a letter to Mr. A. Blaine Bowman, a member of the Dionex Board, indicating that Thermo Fisher was preliminarily interested in acquiring all outstanding shares of Dionex’s common stock for $64.00 per share in cash (the “2009 Proposed Transaction”). Mr. Bowman indicated that he would consider the matter and discuss it with the Dionex Board.
     On March 13, 2009, the Dionex Board held a meeting in which all members of the Dionex Board, representatives of Goldman Sachs and representatives of Cooley participated, to review and discuss the letter received from Thermo Fisher. Mr. Bowman reviewed the indicative terms of the 2009 Proposed Transaction. A representative of Cooley provided an overview of the fiduciary duties owed by the Dionex Board in connection with its evaluation of the 2009 Proposed Transaction and any potential sale of Dionex. Representatives of Goldman Sachs provided a comparison of (a) the indicative terms of the 2009 Proposed Transaction to the indicative terms of the 2008 Proposed Transaction, (b) the indicative price levels as compared with Dionex’s common stock trading prices over the past year, (c) various financial analyses relating to the 2009 Proposed Transaction, and (d) a review of Dionex’s structural defenses to hostile acquisitions and deadlines for submission of stockholder proposals and director nominations. Dionex’s Board then engaged in a full discussion of the possible steps to be taken by the Dionex Board and management with respect to their evaluation of the 2009 Proposed Transaction. The Dionex Board determined to reconvene in order to receive further analysis from representatives of Goldman Sachs regarding the 2009 Proposed Transaction and various possible alternatives to the 2009 Proposed Transaction.
     On both March 25, 2009 and March 30, 2009, the Dionex Board met with Dionex’s Chief Financial Officer, representatives of Goldman Sachs and representatives of Cooley to discuss the 2009 Proposed Transaction.
     Representatives of Goldman Sachs provided further analysis that had been requested by the Dionex board regarding the 2009 Proposed Transaction and various possible alternatives to the 2009 Proposed Transaction. After a full discussion of the risks and merits of the offer and various alternatives to the offer, the Dionex Board determined that, at that time, the price being proposed by Thermo Fisher was insufficient and that it was unlikely that Thermo Fisher would increase its price enough to cause the Dionex Board members to believe that a potential transaction with Thermo Fisher would be in the best interests of Dionex’s stockholders. Later that day, Mr. Bowman and Ricardo Pigliucci, the Lead Director of the Dionex Board, conveyed the Dionex Board’s determination to Mr. Dekkers by telephone.
     2. Replace the fourth sentence of the paragraph describing the October 18, 2010 meeting of the Dionex Board on page 7 with the following:
     Representatives of Goldman Sachs discussed with the Dionex Board Goldman Sachs’ preliminary analysis of the terms of the Proposed Transaction, including Goldman Sachs’ analysis of other potential acquirors of Dionex. All of the potential acquirors identified by Goldman Sachs were strategic acquirors and were selected taking into consideration the possible strategic rationale and financial capability of each prospective acquiror to consummate a potential acquisition of Dionex.
     3. Replace the last sentence of the end of the paragraph describing the November 22, 2010 meeting of the Dionex Board on page 8:
     After full discussion, the Dionex Board authorized Dr. Witney to propose to Mr. Casper a price of $118.50 per share, which price represented a premium the Dionex Board would find acceptable. In addition, the Dionex Board approved an amendment to the CIC Plan to provide that (a) in the event a CIC Plan participant had a separate agreement with Dionex regarding severance, such participant would still be able to participate in the CIC Plan, subject to offset in order to avoid duplication of benefits under the

CIC Plan and the separate agreement and (b) to make certain modifications to the definition of “Good Reason” in the CIC Plan.
     4. Add the following as the penultimate sentence of the paragraph describing the December 12, 2010 meeting of the Dionex Board on page 11:
     In addition, the Compensation Committee of the Dionex Board approved a letter agreement to be entered into between Dionex and Dr. Witney providing for a potential “gross-up” payment of up to $750,000 if any payment or benefit Dr. Witney would receive in connection with the Merger would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended.
     5. Add the following bullet as an additional factor considered by the Dionex Board under “Reasons for Recommendation” on page 11:
•	The fact that Dionex Corporation has not entered into any “standstill” or similar agreement that would contractually prevent any third party from making a proposal to acquire Dionex;
     Item 4, The Solicitation or Recommendation, paragraph (c) “Opinion of Dionex’s Financial Advisor” is amended as follows:
     1. Add the following paragraph as the first paragraph under the heading “Opinion of Dionex’s Financial Advisor” on page 13:
     Dionex engaged Goldman Sachs as its financial advisor in connection with discussions with Thermo Fisher because of Goldman Sachs’ knowledge of Dionex’s business, expertise in the health care and life sciences industries and expertise in rendering financial advisory services in connection with merger and acquisition transactions. Dionex did not consider engaging other financial advisors.
     2. Replace the two bullet point lists under the Selected Public Companies Analysis on page 15 with the following:
     Life Sciences Instruments
•	Agilent Technologies, Inc. (“Agilent”)

•	Bruker Corporation (“Bruker”)

•	Life Technologies Corporation (“Life Tech”)

•	Mettler-Toledo International, Inc. (“Mettler”)

•	PerkinElmer, Inc. (“PerkinElmer”)

•	Tecan Group Ltd. (“Tecan”)

•	Thermo Fisher Scientific Inc. (“Thermo Fisher”)

•	Waters Corporation (“Waters”)
     Filtration

•	CLARCOR Inc. (“CLARCOR”)

•	Donaldson Company, Inc. (“Donaldson”)

•	ESCO Technologies Inc. (“ESCO”)

•	Pall Corporation (“Pall”)
     3. Replace the last sentence in the last paragraph on page 15 with the following:
     The following tables present the results of this analysis:
     4. Replace the table on the bottom of page 15 under the Selected Public Companies Analysis with the following:

Selected Public Companies
Life Sciences Instruments
			Life				Thermo
	Agilent	Bruker	Tech	Mettler	PerkinElmer	Tecan	Fisher	Waters	Range	Median
Enterprise Value as a multiple of EBITDA

LTM	21.1x	12.8x	9.7x	15.6x	11.4x	10.3x	10.5x	15.5x	9.7x-21.1x	12.1x
CY 2010E	13.7x	14.0x	10.5x	15.0x	11.8x	11.6x	10.8x	14.4x	10.5x-15.0x	12.8x
CY 2011E	11.1x	11.6x	9.8x	13.8x	11.0x	10.7x	9.7x	13.0x	9.7x-13.8x	11.0x

Selected Public Companies
Filtration
	CLARCOR	Donaldson	ESCO	Pall	Range	Median
Enterprise Value as a multiple of EBITDA

LTM	12.6x	14.9x	12.3x	11.0x	11.0x-14.9x	12.4x
CY 2010E	12.0x	14.1x	11.4x	12.4x	11.4x-14.1x	12.2x
CY 2011E	10.7x	12.2x	9.9x	11.5x	9.9x-12.2x	11.1x

Company
	As of 12/10/2010	Offer Price $118.50
Enterprise Value as a multiple of EBITDA

LTM	16.7x	20.5x
CY 2010E	16.1x	19.8x
CY 2011E	14.4x	17.6x
     5. Replace the last sentence in the second paragraph on page 16, describing the calculation of the price-to-earnings ratios, as follows:
     The following tables present the results of this analysis:

     6. Replace the second table on page 16, labeled “Selected Public Companies,” with the following:

Selected Public Companies
Life Sciences Instruments
			Life				Thermo
	Agilent	Bruker	Tech	Mettler	PerkinElmer	Tecan	Fisher	Waters	Range	Median
Price / Earnings Ratio

CY 2010E	18.6x	25.6x	15.0x	23.3x	19.4x	18.4x	15.1x	19.9x	15.0x-25.6x	19.0x
CY 2011E	15.4x	20.5x	13.7x	20.7x	15.8x	15.9x	13.4x	17.5x	13.4x-20.7x	15.9x

Selected Public Companies
Filtration
	CLARCOR	Donaldson	ESCO	Pall	Range
Price / Earnings Ratio

CY 2010E	22.7x	24.2x	21.6x	22.1x	21.6x-24.2x
CY 2011E	19.9x	20.3x	18.6x	19.2x	18.6x-20.3x

Company
	As of 12/10/2010	Offer Price $118.50
Price / Earnings Ratio

CY 2010E	28.0x	33.8x
CY 2011E	24.5x	29.6x
     7. After the third sentence in “Illustrative Present Value of Future Share Price Analysis” on page 16, add the following:
     These illustrative price to forward earnings multiples estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account the estimated earnings per share multiples for Dionex’s common stock during the calendar year period ended December 31, 2011.
     8. After the third sentence in “Illustrative Discounted Cash Flow Analysis” on page 16, add the following:
     Goldman Sachs selected LTM EBITDA multiples ranging from 12.0x to 17.0x based on its professional judgment and experience taking into account LTM EBITDA multiples of the companies identified above under “Opinion of Dionex’s Financial Advisor — Selected Public Companies Analysis” (the “Selected Companies”).
     9. After the fourth sentence in “Illustrative Discounted Cash Flow Analysis” on page 16, add the following after “discount rates ranging from 8.0% to 10.0%”:
     reflecting estimates of Dionex’s weighted average cost of capital. This range of discount rates was derived by utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for Dionex and the Selected Companies, as well as certain financial metrics for the United States financial markets generally. In conducting its illustrative discounted cash flow analysis,

Goldman Sachs (i) calculated unlevered free cash flow using the Financial Forecast and (ii) treated stock based compensation expense as a cash expense for purposes of determining unlevered free cash flow.
     10. Replace the entire discussion on “Selected Transactions Analysis” on pages 16 and 17 with the following:
     Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the selected transactions listed in the table below in the life sciences and filtration industries since 2005. For each of the selected transactions, Goldman Sachs calculated and compared, using publicly available data:
•	enterprise value as a multiple of last twelve months’ sales of the target company (“LTM Sales”);

•	enterprise value as a multiple of last twelve months’ EBITDA of the target company (“LTM EBITDA”);

•	enterprise value as a multiple of last twelve months earnings before tax and interest (“EBIT”) of the target company (“LTM EBIT”);

•	premium paid in relation to the closing market price of the target company’s stock one day prior to the announcement of the transactions;

•	premium paid in relation to the closing market price of the target company’s stock four weeks prior to the announcement of the transactions; and

•	premium paid in relation to the target company’s high intraday market price during the 52-week period prior to the announcement of the transactions.
     While none of the companies that participated in the selected transactions is directly comparable to Dionex, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Dionex’s results, market size and product profile.
     The following table presents the selected transactions (listed by acquirer/target and year of announcement), the aggregate consideration and the enterprise value as a multiple of LTM sales, LTM EBITDA and LTM EBIT and the premia paid relative to the closing market price of the target’s stock one day prior to announcement, four weeks prior to announcement and the target’s high intraday market price during the 52-week period prior to announcement of the transactions. For four of the selected transactions (Bruker / Veeco Instruments, Inc.; Thermo Fisher / Ahura Scientific Inc.; Danaher Corporation / AB SCIEX; and Danaher Corporation / MDS Analytical Technologies), neither the enterprise value as a multiple of LTM sales, LTM EBITDA and LTM EBIT nor the premia were available. For two of the selected transactions (Thermo Electron Corporation / Kendro Laboratory and Sigma-Aldrich Corporation / JRH Biosciences), premia information was not available.

										Premia (%)
			Aggregate	Enterprise Value						1	4	52
			Consideration	Multiple of LTM						Day	Wks	Wk
Year	Acquiror	Target	(in millions)	Sales		EBITDA		EBIT		Prior	Prior	High
2010	Bruker	Veeco Instruments, Inc.	$229	N/A		N/A		N/A		N/A	N/A	N/A
2010	Merck KGaA	Millipore Corporation	$7,000	4.0	x	15.9	x	22.6	x	13.3	55.1	4.0
2010	Thermo Fisher	Ahura Scientific Inc.	$145	N/A		N/A		N/A		N/A	N/A	N/A
2009	Danaher Corporation	AB SCIEX	$450	N/A		N/A		N/A		N/A	N/A	N/A
2009	Danaher Corporation	MDS Analytical Technologies	$649	N/A		N/A		N/A		N/A	N/A	N/A
2009	Agilent	Varian Inc.	$1,364	1.5	x	10.9	x	14.1	x	32.7	29.9	0.0
2008	Invitrogen Corp.	Applied Biosystems Inc.	$6,443	3.0	x	15.7	x	16.1	x	17.1	11.1	0.9
2008	GE Healthcare Life Sciences	Whatman plc	$717	3.1	x	12.8	x	15.3	x	11.6	38.5	(10.9)
2007	Eppendorf Group	New Brunswick Scientific Co.	$110	1.4	x	16.6	x	19.9	x	43.2	47.2	1.3
2007	Sartorius AG	Stedim AG	$276	3.3	x	15.8	x	26.2	x	1.3	2.6	(2.5)
2007	MDS Inc.	Molecular Devices Corporation	$615	3.3	x	19.6	x	29.1	x	48.7	68.5	(2.1)
2006	GE Healthcare Life Sciences	Biacore International AB	$395	4.7	x	15.1	x	21.1	x	17.0	48.6	0.9
2006	Thermo Electron Corporation	Fisher Scientific International Inc.	$12,800	2.2	x	12.7	x	16.0	x	7.0	17.3	(3.8)
2006	Millipore Corporation	Serologicals Corporation	$1,400	5.1	x	23.5	x	26.8	x	35.3	33.1	1.3
2005	3M Company	CUNO Incorporated	$1,366	3.4	x	20.7	x	26.6	x	31.3	36.8	1.1
2005	Thermo Electron Corporation	Kendro Laboratory Products (subsidiary of SPX Corporation)	$834	2.3	x	12.6	x	12.6	x	N/A	N/A	N/A
2005	Sigma-Aldrich Corporation	JRH Biosciences Division of CSL Limited	$370	2.5	x	10.9	x	12.3	x	N/A	N/A	N/A
			High	5.1	x	23.5	x	29.1	x	48.7	68.5	4.0
			Mean	3.1	x	15.6	x	19.9	x	23.5	35.3	(0.9)
			Median	3.1	x	15.7	x	19.9	x	17.1	36.8	0.9
			Low	1.4	x	10.9	x	12.3	x	1.3	2.6	(10.9)
Proposed Transaction			$2,111	4.9	x	20.5	x	23.5	x	20.7	30.5	19.8
     11. After the last full sentence on page 18, add the following:

     During the two-year period ended December 12, 2010, the Investment Banking Division of Goldman Sachs has accrued revenues for services provided to Dionex of approximately $600,000.
     12. Before the last sentence in the first partial paragraph on page 19, add the following:
     During the two-year period ended December 12, 2010, the Investment Banking Division of Goldman Sachs has accrued revenues for services provided to Thermo Fisher of approximately $3.0 million.
     Item 5, The Solicitation or Recommendation, paragraph (d) “Financial Projections” is amended as follows:
     Replace the table on page 19 with the following:

	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
Sales, net	$419.6	$466.1	$508.9	$555.4	$605.0	$659.7
EBITDA (1)	$102.5	$116.1	$129.6	$145.2	$161.9	$180.7
Net income	$59.1	$67.3	$74.8	$84.7	$95.3	$107.3
Fully diluted earnings per share	$3.28	$3.81	$4.31	$4.98	$5.71	$6.54
Free cash flow from operations (2)	$54.8	$61.3	$73.1	$84.3	$94.2	$107.8

(1)	EBITDA means Dionex’s net income, excluding the effect of interest, taxes, depreciation and amortization.

(2)	Free cash flow means cash flow from operations, less capital expenditures.
Item 8. Additional Information.
     Item 8, Additional Information, is amended as follows:
     1. Add the following paragraph as the last paragraph under “Antitrust” on page 23:
     On January 10, 2011, Thermo Fisher announced the expiration of the mandatory pre-merger waiting period under the HSR Act relating to its offer to acquire Dionex. On February 1, 2011, Thermo Fisher submitted to the European Commission (the “Commission”) a request for referral of the examination (“Form RS”) of the Offer by the Commission pursuant to the EC Merger Regulation. Following submission of a transfer application and the expiration of a statutory waiting period, the EC took jurisdiction over the transaction on February 25, 2011 and accepted Thermo Fisher’s merger filing on April 4, 2011. Under applicable law, the EC has 25 business days following the filing, or until May 13, 2011, to review the transaction.
     2. Add the following as the last paragraph under “Litigation Related to the Offer” on page 23:
     On April 11, 2011, the parties to the action reached an agreement in principle to settle. The proposed settlement, which is subject to court approval following notice to the class and a hearing, disposes of all causes of action asserted in the action.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIONEX CORPORATION
By:	/s/ Craig McCollam
	Name:	Craig McCollam
	Title:	Chief Financial Officer

Dated: April 12, 2011